

An Independent Motion Picture

Prepared by: Pablo Bobadilla, Justin Boswick, and Jared Sprouse

Film Specifications

- **Title:** *Where's Rose*
- **Genre:** Horror
- **Language:** English
- **Type:** Feature film (Approx. 90 minutes)
- **Filming Location:** Winston-Salem NC, USA
- **Budget:** $105,000
- **Management:** Where's Rose, LLC
- **Logline:** When Rose is found after going missing the day before, only her older brother recognizes the evil force that has returned in her place.



Film Budget

- **Cast & Crew**: Anyone who's ever run a business knows how expensive wages are, typically accounting for almost half of operating costs. Our crew is made up of recent UNCSA film alumni who have worked together for years. Due to the excitement on the project we are able to get quality work, for a relatively low-wage.

- **Location**: We have many advantage within the film community in Winston-Salem, NC. Many locations we will be able to get for free as the local community is excited to help with the film. Large cities like LA, NYC and Atlanta have been burned by big film productions so many times that we would have to pay large amounts to film there. In addition our existing connections will help us get great deals within the area.

- **Buyer's Market**: The bleak truth of the current film industry is that only a very small number of projects are being shot right now. Due to this, equipment is sitting on shelves, actors are out of work, and companies are hungry for business. This will allow us to stretch our dollar further than we thought possible and allow us to get fantastic deals.

E. BUDGET TOP SHEET

Acct#		Category Description	Page	Total
1000	Cast		1	$17,750
	Total Above-The-Line			**$17,750**
2000	Production		3	$7,400
2100	Camera		4	$16,850
2200	Wardrobe		4	$3,250
2300	Makeup and Hairdressing		5	$5,300
2400	Set Dressing/Art Department		6	$2,000
2500	Props		6	$1,250
2700	Sound Recording		9	$3,000
2800	Electric		9	$4,500
2900	Grip		10	$6,400
3000	Special Effect		11	$250
3100	Locations		11	$6,600
3200	Transportation		12	$4,600
	Total Production			**$61,400**
4000	Editing		14	$5,200
4100	Music		14	$2,750
4300	Titles & FX		15	$1,500
4400	Coloring		15	$1,250
	Total Post Production			**$10,700**
5000	Insurance		16	$5,000
6000	Contingency		16	$5,000
	Total Other			**$10,000**
	Total Above-The-Line			**$17,750**
	Total Below-The-Line			**$72,100**
	Grand Total			**$99,850**

Timeline

- **Aug 3rd.** - First Day of Production

- **Aug 22nd** - Wrap of Principal Photography

- **Aug 31st** - Begin Assembly Cut

- **Sept 20th** - Director's First Cut Due

- **Oct 18th** - Final Cut Due

- **Nov 1st** - VFX Due, First Music Mix Due, Test Screenings for Potential Distributors

- **Nov 11th** - Final Sound Mix Due, Final Color and Titles Due.

- **Nov 22nd** - Final Tweaks and Last Looks.

- **Nov 29th** - Finished Film is delivered

- **Dec 1st** - Meetings and Screeners are set up within our circle

- **Dec 5th** - Notable Film Festivals Submissions

- **Dec 8th** - Bowery Media and Ty Simpkins send the film to their networks.

- **During the first quarter of 2021, the film will be shopped around to find the best deal for release and the best avenue for the Premiere.**

Distribution Plan

   

Once post-production is complete in the first quarter of 2021, we plan to seek distribution predominantly through VOD and theatrical only when cost is comparable (although in a pre-vaccine COVID world, theater releases seem nil). As a result, the VOD markets are currently over performing due to the recent paradigm shift in content consumption the industry is experiencing and will continue to do so for the next few years. Additionally, we will be seeking other forms of distribution like drive-in movie theaters (increasing in popularity due to the pandemic) and sub-licensing through television in order to tap into multiple streams of revenue. Lastly, for a worst-case scenario, the self-distribution business model is now an increasingly more viable and profitable option. For example, a recent case study for the film, *Thunder Road*, was published that supports this type of distribution model.

Sales Agent

The New York based Sales Agency, Bowery Media is also attached to the project. Founder and Head of Global Distribution, Wamiq Jawaid recently expressed his enthusiasm for the project by pointing out that, "the horror genre is universal and speaks a global language. We at Bowery are very excited to take on Where's Rose since it's not your typical horror suspense thriller, but rather leaves the audience wanting more. We strongly feel the immense appeal and star-power it will have outside of the United States in multiple languages and cultures – especially in EMEA region. (www.Bowerymediaus.com)

1. https://variety.com/2020/digital/news/coronavirus-video-on-demand-viewing-1234577690/.
2. https://variety.com/2020/film/news/the-wretched-drive-in-movie-theaters-box-office-1234627414/.
3. https://www.sundance.org/case-studies/creative-distribution/thunder-road.

Waterfall

Where's Rose Film - Waterfall (105k)

Capital Structure				Profit Participation Split			Investors	Filmmakers	Total
Equity	100%	$105,000		Split			50%	50%	100%
Debt	0%	$0							
Asset	0%	$0							
Total Budget	100%	$105,000		Priority List			Recoupment Balance Year end		
				1. Debt + Interest			Yr 1	$10,000	
Parameters				2. Deferred Payments			Yr 2		
Equity Premium	20%	$21,000		3. Investor Recoupment			Yr 3		
Loan Interest	9%	$0		4. Profit Participation			Yr 4		
Deferred Payments	5	$2,250					Yr 5		

Waterfall Distribution	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
Beginning Balance	$ -	$ (88,000.00)	$ (16,000.00)	$ 26,500.00	$ 72,750.00	$ 100,500.00
Equity Contribution	$ (105,000.00)	-	$ -	$ -	$ -	$ -
Deferred Payments	$ -	-	$ -	$ -	$ -	$ -
Equity Premium		$ (21,000.00)	$ -	$ -	$ -	$ -
Short-Term Debt	$ -					
Debt Interest	$ -	$ -	$ -	$ -	$ -	$ -
Pre-Sales (European Countries)	$ 20,000.00	$ -	$ -	$ -	$ -	$ -
Sales agent fee (15%)	$ (3,000.00)	$ (12,000.00)	$ (7,500.00)	$ (3,750.00)	$ (2,250.00)	$ (750.00)
Theatrical	$ -	$ -	$ -	$ -	$ -	$ -
Home Entertainment	$ -	$ -	$ -	$ -	$ -	$ -
Television	$ -	$ -	$ -	$ 25,000.00	$ 15,000.00	$ 5,000.00
VOD	$ -	$ 80,000.00	$ 50,000.00	$ 25,000.00	$ 15,000.00	$ 5,000.00
Other (Drive in movie theaters)	$ -	$ 25,000.00	-	$ -	$ -	$ -
Ending Balance	$ (88,000.00)	$ (16,000.00)	$ 26,500.00	$ 72,750.00	$ 100,500.00	$ 109,750.00

Tier Split per year							Total Returns	ROI
Investors	$17,000.00	$72,000.00	$26,250.00	$23,125.00	$13,875.00	$4,625.00	$177,875.00	69.40%
Filmmakers	$0.00	$0.00	$16,250.00	$23,125.00	$13,875.00	$4,625.00	$57,875.00	-

* Due to the current level of uncertainty in regards to the pandemic and the extremely competitive marketplace, we cannot guarantee recoupment or profitability. This waterfall merely represents a reasonable projection of recoupment and profitability given all of the elements we have in place for the film.

Comparables



"Scary good"
"Unnerving"
"Chilling and hilarious"
"Deeply disturbing"
Mark Duplass
CREEP



GALLOWS
EVERY SCHOOL HAS ITS SPIRIT
JULY 10



TRAGEDY
GIRLS

Runaway Hits

- **Paranormal Activity** - Budget $230,000 - Gross $193 Million - ROI 839%
- **The Gallows** - Budget $100,000 - Gross $43 Million - ROI 430%

Moderate Successes

- **Creep** - Budget ($50,000 - $100,000) - Gross - $7.4 Million - ROI 74-148%
- **Baghead** - Budget $50,000 - Gross $140,000 - ROI 2.8%

Losses

- **VHS 2** - Budget estimated at $50,000 - Gross $21,000 - ROI -2.8%
- **Tragedy Girls** - Budget estimated at $250,000 - Gross $122,211 - ROI -.48%

***Note all figures are based on box office gross, does not include DVD, VOD sales or streaming**

Ty Simpkins: (Eric Daniels)



- While young, Ty's appeared in 3 of the top 20 highest grossing films of all time (Avengers: Endgame, Jurassic World, Iron Man 3) and played the lead in one of the most successful low-budget horror films, Insidious, which has an ROI of 2,859%. As the poster face of Insidious, Ty's likeness has garnered a market worldwide in the horror realm which will help springboard *Where's Rose* in international territories (as horror tends to be more profitable than other genres overseas) and he has a recognizable face for TVOD and SVOD platforms

- Ty's IMDB Starmeter has consistently floated in the top 1,500 performers and has even reached a height of 17. If *Where's Rose* can time its release with any major announcement for Ty in a pre-established market (MCU/Blumhouse Picture), we can expect to see a high traffic increase to our film.

- On social media Ty also garners a following of 158k on Instagram with a 14.17% engagement rate per post (22,501 interactions) proving any social media releases for *Where's Rose* utilizing his social media will have a pre-established audience ready to interact with materials.

Anneliese Judge: (Jessica Waters)



- An up-and-coming starlet, Anneliese Judge floated on to the silver screen as a series lead in the recent Netflix hit Sweet Magnolias which premiered in May (amidst the COVID Pandemic) and quickly became one of the top watched shows on the platform. With her current rising success, rumors of a new season, and previously established presence on Netflix, Anneliese can help push the film to a higher plane with only Ty attached
- Anneliese's IMDB Starmeter is on a steady incline since Sweet Magnolias release and while only currently at 4,725, an announcement of a second season of her show could see a spike in her numbers
- On social media Anneliese also garners a following of 45k on Instagram which is rising quickly, with a 16.1% engagement rate per post (7,300 interactions) as well as a dedicated fan base that interacts with live-streams showing possible avenues of free-advertising to her base for our film

Covid Guidelines Summary

One of our biggest risks is of course the COVID-19 Pandemic that's ongoing.

To mitigate this risk we've created an extensive COVID-19 Guideline (available to download below). In these guidelines, you'll find the following:

- How the story, location, and size of crew works in our favor.
- General on set guidelines including: daily check ins, rolling call times, on set zoning, personal protective equipment, going paperless, social distancing, local & state restrictions, and the addition of a Covid Compliance Officer.
- Testing guidelines, we're also working with the city of Winston-Salem to expand on this
- A look at how a typical day on set will operate from start to finish.
- Departmental considerations to ensure specific requirements are met for all of our performers and crew.

[Click to here to open a PDF of the Where's Rose Covid Guidelines](#)

Why Invest

- Our budget to production value ratio is [high](). Typically a film with a budget of 105k won't have a proven genre actor like Ty Simpkins playing the star role. This would normally be a much higher budget level for his caliber (The first Insidious was $1.5 million). Which means we have a higher chance of turning a profit due to the relatively low investment.

- Genre Films, like Horror, are relatively a more sound investment than any other type of movie. In fact while most films have a correlation between [quality]() and the net gross, for horror it isn't the case due to the audience expectations.

- We're taking a three pronged approach to selling the film. Since Ty is producing the film as well, he will be able to get it in front of the right people to get a great deal for the film. In addition will be acting Bowery Media is acting a sales agent for their connections both foreign and domestic. Lastly, the other producers have their own contacts for their years of experience within the industry to set up meeting

1. https://www.npr.org/sections/money/2015/08/21/433505958/horror-is-the-best-deal-in-hollywood#:~:text=And%20within%20the%20horror%20category,an%20ROI%20around%201%2C200%20percent.
2. https://stephenfollows.com/what-the-data-says-about-producing-low-budget-horror-films/.